NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Six Months Ended June 30		Year Ended December 31
Earnings:	2014	2013	2013	2012	2011	2010	2009
Earnings from continuing operations before income taxes	$1,542	$1,436	$2,863	$2,965	$3,083	$2,366	$2,070
Fixed Charges:
Interest expense, including amortization of debt premium	139	113	257	212	221	269	269
Portion of rental expenses on operating leases deemed to be representative of the interest factor	48	49	99	116	140	149	167
Earnings from continuing operations before income taxes and fixed charges	$1,729	$1,598	$3,219	$3,293	$3,444	$2,784	$2,506
Fixed Charges:	$187	$162	$356	$328	$361	$418	$436
Ratio of earnings to fixed charges	9.2	9.9	9.0	10.0	9.5	6.7	5.7